Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a transcript of a conference call by Central Pacific Financial Corp. on July 27, 2004.

Operator

Good morning, and welcome, ladies and gentlemen, to the Central Pacific Financial Corp. second quarter earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen only mode. At the request of the company, we will open up the conference for questions and answers after the presentation.

This document contains forward-looking statements. Such statements include, but are not limited to 1, statements about the benefits of a merger between Central Pacific Financial Corp.—CPF and CB Bancshares, Inc.—CBBI, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; 2) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and 3) other statements identified by words such as believes, expects, anticipates, estimates, intends, plans, targets, projects and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: 1) the business of CPF and CBBI may not be integrated successfully, or such integration may be more difficult, time consuming or costly than expected; 2) expected revenue synergies and cost savings from the merger may not be fully realized or released within the expected time frame; 3) revenues following the merger may be lower than expected; 4) deposit attrition, operating cost, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the merger; 5) any necessary approvals for the merger may not be obtained on the proposed terms; 6) the failure of CPF and CBBI's shareholders through proof of merger; 7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third party relationships and revenues; 8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or reduced demand for credit including the results in effect on the combined companies' loan portfolio and allowance for loan losses; 9) changes in the U.S. legal and regulatory framework; and 10) adverse conditions in the stock market, the public debt market and other capital markets, including changes in interest rate conditions and impact of such conditions on the combined companies' activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF and CBBI's reports, such as annual reports on Form 10K, quarterly reports on 10Q and current forms on Form 8K filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet website, www.SEC.gov. Also, frequent written and oral forward-looking statements concerning the proposed transaction or other matters which should be divulged to CPF and CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made. CPF has filed an amended registration statement on Form S4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a joint proxy statement, prospectus for solicitation of proxies from CPF and CBBI shareholders in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statements, prospectus and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents because they contain important information. Investors and security holders may obtain a complete copy of documents filed with the SEC at the SEC's Internet website at www.SEC.gov. Such documents may also be obtained free of charge from CPF by directing such requests to Central Pacific Financial Corp.—220 South King Street, Honolulu, Hawaii, 96813, attention David Morimoto, phone number 808-544-0627, or from CBBI by directing such request to CB Bancshares, Inc.—201 Merchant Street, Honolulu, Hawaii, 96813, attention investor relations, phone number 808-535-2518.

I will now turn the call over to Mr. Arnoldus, Chairman, President and CEO of Central Pacific Bank. Please go ahead, sir.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President and CEO

Thanks, Charlene, and thanks to all of you for joining us today to review Central Pacific Financial Corp.'s financial performance for the second quarter of 2004. I have Neal Kanda with me today, our Chief Financial Officer.

We'll start off with me reviewing some of the significant highlights of the quarter. I'll have further comments on the current economic outlook in Hawaii and then provide an update on the merger and our integration initiatives. Neal will follow with a little deeper review of the financial results and we'll close by answering any questions that you have. So let me go right into the second quarter highlights.

As indicated in today's earnings release, we realized a very solid quarter with net income of $8.7 million or 53 cents per share, which is an increase of 8.6% over the same period last year. The primary drivers for this result included an increase in loans of $160 million, generated 22.7% increase in loans and leases compared to a year ago. We continue to realize strong deposit growth and have an 11.7% increase in other operating income to $4.1 million for the quarter. We're especially pleased with the solid growth indicators for our core banking business and expansion of our fee income programs.

We continue to experience asset repricing consistent with the whole industry. During this last quarter, due to the interest rate and competitive market environment that we're in and the result of impact on our net interest margin. Our continued focus and commitment to serving our customers, despite the added activity of the merger and the integration, we think is a true testament to the dedication and caliber of our outstanding employees.

Key performance ratios for the second quarter remain stable compared to the same period last year. Return on average equity was 17.05%, return on average assets was 1.5% and our efficiency ratio was at 52.85%. Diluted earnings per share improved to 53 cents from 49 cents in the second quarter of 2003.

Let me talk about the economy for just a minute. There's general optimism that Hawaii's economy is in the midst of a robust recovery. Our visitor industry is improving, a domestic visitor count is up approximately 6% from last year, and international visitors counts rebounding steadily from the slump that was caused by the initiation of the conflict in Iraq and the SARs scare.

Construction activity remains very strong, fueled primarily by the federal government's commitment to invest over $2 billion into its military infrastructure in Hawaii, and the favorable interest environment as well. Residential construction permits are running at about 12% above the same period last year, and recently published figures indicates that Hawaii now has the lowest unemployment rate in the nation at 3.1%. The office vacancy rate is currently 11% and it's expected to dip into single digits by year end. The inflation rate in Hawaii is expected to drop 3% this year, primarily due to surging housing costs and increased energy costs. Real personal income adjusted for inflation is expected to increase by 2.8% this year. This would make the eighth consecutive year of increase in that category. So overall, we feel very optimistic about the economic growth prospects in Hawaii and the positive results on our business.

I'd like to take a little bit of time right now to update you on the merger and the integration planning process with our acquisition of CB Bancshares, Inc. and their subsidiary, City Bank. As you all know, almost exactly a year after making our purchase offer to CB Bancshares, Inc. public, the boards of our two holding companies signed a definitive merger agreement on April 22nd of this year. Despite the tension in the past year, there's a strong mutual spirit of cooperation towards making this proposed merger work for the best interests of all our constituencies.

We're well into the planning for our integration with multiple integration teams of dedicated employees from a very broad cross-section of both organizations, and they're working very effectively side-by-side. We've also engaged a consulting team from Ernst & Young to assist in the overall coordination of a smooth transition for our customers and employees. On July 20th, our registration statement on Form S4 was declared effective by the SEC and subsequently we and CB Bancshares initiated our proxy solicitation efforts with the distribution of joint proxy materials on July 22nd. Both companies have set September 13th as the date of our respective special shareholder meetings to approve the merger. We hope to close this transaction on September 15th and are working towards a merger of the bank subsidiaries in the first quarter of 2005.

As you may have already read in the Form S4 filed with the SEC, we project the transaction to be accretive to the combined organization from the first full year of combined operation based on the company's expected earnings per share and the expected cost savings. In addition to the projected cost saves, we're optimistic that the common values and the cultures upon which both organizations were founded will enhanced the competitive strength of the combined company. [Unintelligible] business and asset composition are also highly complementary and are expected to contribute significantly to the synergies of the proposed merger.

We'd like to invite you to visit our website at www.centralpacificbank.com to view a Power Point presentation that will provide more details on the dynamics of the proposed merger and its impact to the result entity, Central Pacific Financial Corp.

We're very excited about the tremendous opportunities that we expect this proposed merger to provide to some very important constituencies; our shareholders, our employees, our customers and the communities that we serve.

At this time, I'll turn the call over to Neal, and you may recall that in the merged company Neal will be the President and Chief Operating Officer. He will review the financial highlights in more detail.

Neal Kanda—Central Pacific Financial Corp.—CFO

Thank you, Clint. The following is a description of second quarter 2004 financial highlights for Central Pacific Financial Corp. and its subsidiary Central Pacific Bank. The 8.6% increase in second quarter net income compared to last year's second quarter was due to an increase of $326,000 or 1.5% in net interest income and the $420,000 or 11.7% increase in other operating income. Additionally, income taxes declined by $440,000 on the quarterly comparison partially due to a tax credit investment entered into during the second quarter.

Average loans for the second quarter of $1.48 billion increased by $133 million or 9.9% over the second quarter of 2003. Average yield decreased by 84 basis points to 5.71% over that period due to [unintelligible] repricing of loans. Loans at June 30, 2004 totaled $1.62 billion, increasing by $160 million during the second quarter. Most of the increase occurred towards the latter part of the 2004 second quarter and will have its full impact on revenues during the coming quarter.

Average deposits of $1.8 billion increased by 7.9% over the previous year's quarter with average non-interest bearing deposits increasing by 18%. By adjusting the June 30, 2004 deposit number for a temporary demand deposit of $80 million, total deposits compared to a year ago decreased by 8.4% and non-interest bearing deposits increased by 15.5%. Management believes that the continued efforts in building customer relationships are enhancing our core deposit base.

The effective cost of interest-bearing liabilities for the quarter was 1.22% compared to 1.36% for last year's second quarter. The recent increase in federal funds rate had immediate impact on core deposit pricing. However, we expect these costs to gradually increase in the coming quarters.

Net interest margin of 4.31% for the quarter decreased by 48 basis points from last year's second quarter. The [unintelligible] repricing of loans occurring in the last year, as mentioned, has stabilized and the recent and projected prime rate increases will reverse the trend. The net interest margins for the remainder of the year is predicted to be in the 4.30% to 4.40% range. Provision for loan office for the quarter totaled $300,000 with $214,000 in net loan charge-offs compared to $115,000 in net recoveries a year ago. The increase in non-interest income for the quarter was mainly due to income from fiduciary activities and service charges on deposit accounts. Non-interest expense increased mainly due to a $550,000 credit recorded in the previous year's second quarter. The effective rate on income taxes for the second quarter of 2004 was 29% compared to 34% for the year ago quarter. The expected run rate for the remainder of the year is 33%.

Non-performing assets at June 30, 2004 totaled $8.7 million or 54 basis points of total loan, up from $224,000 a year ago. Non-accrual loans of $7.2 million were mainly comprised of loans secured by commercial property. Management believes no write-down to these loans are required at this time.

A property was added to other real estates during the second quarter totaling $1.5 million. This property is in the process of being sold. Loans delinquent for 90 days or more totaled $14.4 million or 89 basis points of total loan. Loans to two borrowers comprised most of this quarter's efficient and involved two residential properties and a commercial property. Management believes that the subject loans are adequately secured.

Stockholders' equity at June 30, 2004 increased $299 million or 7.99% as a percent of total loans compared to a year ago. The drop in this equity ratio from a year ago of 8.82% effects the year-over-year increase in assets.

Looking ahead, we expect stand alone earnings per share to increase by approximately five to seven percent for 2004 over 2003. Net income interest growth will be driven by increased loan growth as net interest margin is expected to be in the 4.3 to 4.4 percent range, as mentioned earlier. The company's balance sheet remains relative and neutral to changes in interest rates. Despite the increase in non-performing loans during the second quarter, loan quality is expected to remain relatively strong during the remainder of the year, and management has additional increases focused on cost containment.

This concludes our discussion now of Central Pacific Financial's results for the second quarter of 2004. We welcome any questions you may have.

Operator

Thank you, sir. The question and answer session will begin at this time. If you are using a speaker phone, please pick up the handset before pressing any numbers. If you have a question, please press the star, one on your push button telephone. If you wish to withdraw that question, please press the star, two. Your question will be taken in the order that it is received. Please stand by for your first question. Our first question comes from Brett Rabattin of FJN Midwest Research. Please state your question.

Brett Rabattin—FJN Midwest Research

Hi, guys. Good afternoon. A couple questions for you. First, I wanted to get some additional color on those loans that were 90 days plus past due. What sort of resolution or time line can you put on those particular credits, if any, at this point?

Neal Kanda—Central Pacific Financial Corp.—CFO

Actually, with regards to time lines on loans, both of the loans is to one borrower and we are actively working to get that loan paid current, and we feel that we can be successful shortly.

With regard to possible sale of underlying collateral, that is being worked on also.

Brett Rabattin—FJN Midwest Research

OK. Then wanted to get some additional color on what the future holds for the balance sheet in terms of if you might purchase any more loans? And then if you had any thoughts on loan loss reserve levels given CBBI pulled theirs down a little bit in the second quarter and then you guys as well? Sort of where you see the loan officer level shaking out in 3Q and then the same goes for capital ratios given what the balance sheet did in the second quarter.

Neal Kanda—Central Pacific Financial Corp.—CFO

With regards to the loan purchase, actually that was a unique opportunity to purchase loans, Hawaii based loans, from a company that oversees operations in Hawaii. So there was a particularly attractive portfolio loans that we feel that we can leverage off from a relationship standpoint also and pricing was fairly attractive.

With regard to the reserve, it did drop and we feel that the 1.5% level is sort of a baseline or minimum target that we are looking at.

Brett Rabattin—FJN Midwest Research

And that's for the pro forma company, Neal?

Neal Kanda—Central Pacific Financial Corp.—CFO

For the pro forma company we believe that it's perhaps higher than that. It will be higher than that and we'll be targeting higher level. Also, once combined we'll be revisiting that and rationalizing appropriate levels with further study of the combined portfolio.

Brett Rabattin—FJN Midwest Research

OK. Then would you care to give any sort of thought process on the tangible equity ratios or update them from the 5 1/2% pro forma range you gave previously?

Neal Kanda—Central Pacific Financial Corp.—CFO

Yes. With regards to cap to ratio, we, in our pro formas in the ensuing quarters, the tangible equity ratio is expected to, based on our earnings projections, be solidified over time to levels that perhaps have been more traditionally capped. So that should be a first order of business in the coming quarters.

Brett Rabattin—FJN Midwest Research

OK. But no specific number in front of you there?

Neal Kanda—Central Pacific Financial Corp.—CFO

Well, again, we want to exceed, first of all, the six percent threshold of soon off [sp] of the combination, and with regard to the long-term run rate on equity asset ratio, we are not [unintelligible] as yet. I think the combined companies historically have kept something between eight and nine percent, but that needs to be rationalized also.

Brett Rabattin—FJN Midwest Research

OK. Fair enough. Then wanted to delve into the margin a little more in terms of your guidance for the margin to be 430 to 440 for the second half of the year. Could you give us the loan and securities portfolio yields during 2Q? Do you have that available?

Neal Kanda—Central Pacific Financial Corp.—CFO

OK. For the second quarter of this year, our securities portfolio yields on a melded basis was approximately—I'm sorry, I'm getting—4.41%, and loan yield was 5.71%.

Brett Rabattin—FJN Midwest Research

OK. Then implicit in your guidance, is there consideration for the reduction of the liquidity that you had right after the end of 2Q end? Being that you had the big deposit roll off the balance sheet and that you might have had some sorter term duration liquid assets that would have also come off right after 2Q end?

Neal Kanda—Central Pacific Financial Corp.—CFO

Well, actually, the guidance does not factor in the impact of any liquidity build-up during this quarter. So really, we conducted our projections based on a stand alone basis. It's a difficult exercise during these times to separate the stand alone from preparing for the combination. As an example, having built up the just preferred liabilities also, as well as other operational impacts on to expense, but as best as we could we tried to project on a stand alone basis. So the liquidity build-up has not been factored in as a negative to the guidance.

As far as the—I think you referred to the temporary run up in deposits. The [crosstalk] you referred to also?

Brett Rabattin—FJN Midwest Research

Well, there was one $80 million deposit that you noted that came off right after the quarter.

Neal Kanda—Central Pacific Financial Corp.—CFO

Yeah, that was just was a very short-term situation which we—being that resulted in a 40% increase on June 30th to June 30th comparison, I wanted to ensure that the market understood that it's not, on an average basis, that's going to be factored in for the future. Did I answer your question?

Brett Rabattin—FJN Midwest Research

Yeah, no, I understand. I'll step back and get back in the queue.

Operator

Thank you. Our next question comes from Aaron Deer from RBC Capital Markets. Please state your question.

Aaron Deer—RBC Capital Markets

Hi, guys. The expression about the expenses in the quarter, it seemed like there was pretty good expense control, in particular salaries and employee benefits came down. I was wondering, is that just coming off of first quarter highs from FICA expenses, or is this bait here kind of a go forward, at least in terms of a stand alone run rate?

Aaron Deer—RBC Capital Markets

OK. The first quarter had, in fact, a set of payouts, so that kind of ratcheted up for that quarter. Did I answer your question.

Aaron Deer—RBC Capital Markets

Yeah, okay. So that was kind of out sized then?

Neal Kanda—Central Pacific Financial Corp.—CFO

Yes.

Aaron Deer—RBC Capital Markets

OK. Then with the securities portfolio growing, I was wondering if you could give us some color on the duration of where that stands now?

Neal Kanda—Central Pacific Financial Corp.—CFO

Yeah, right now the duration about four. We expect that that should be climbing over time. We have been working on that issue in light of the expected—anticipated interest rate increases by the 5th.

Aaron Deer—RBC Capital Markets

OK. What kind of unrealized loss would there be currently?

Neal Kanda—Central Pacific Financial Corp.—CFO

As of June 30th, it was $11 million.

Aaron Deer—RBC Capital Markets

OK. Thanks, guys.

Operator

Thank you. We do have a follow-up from Brett Rabattin of FJN Midwest Research. Please state your follow-up.

Brett Rabattin—FJN Midwest Research

Hey, guys. Wanted to ask you, CBBI reported and their numbers were off the chart strong, and depending on how you look at the numbers, the run rate for the 678 in '05 could be conservative, depending on how you want to call core earnings in 2Q. They stated 263 but core could be anywhere from $1.70 to $1.90. Do you guys care to comment at all on sort of CBBI's earnings or sort of their prospects going forward?

Neal Kanda—Central Pacific Financial Corp.—CFO

Well, if you factor out some of the non-recurring items, we agree with what your number range is with regard to run rate, and perhaps—there definitely is a strong momentum in core earnings. With regards to what our projections were for the earnings in the performer numbers, they may exceed that, it may [unintelligible], but it's very positive from our viewpoint.

Brett Rabattin—FJN Midwest Research

OK. Then wanted to get an update—you touched on it during the call, but wanted to get an update from you guys on sort of where you stood from the potential for the expense saves in the deal, particularly from the attrition on FTE's side.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President and CEO

Brett, this is Clint. We, as I mentioned, have retained a consultant to help us in the overall integration effort for Ernst & Young and have broken down into very specialized integration teams throughout the bank and are very focused on realizing that number and at this point feel very confident that we will be able to, in terms of the—specifically of the FTE reduction, as you know, we did announce there would be no involuntary layoffs. We are looking at about a 20% attrition rate in each organization. We currently have a hiring freeze and we're working on a voluntary termination program as well. So we think between those three we will be able to get our FTE account down and we're currently close to having what that FTE number should be for the combined organization, but we're going through it unit by unit, branch by branch to make sure that we've really analyzed it.

Brett Rabattin—FJN Midwest Research

OK. So it has the attrition rate has been running 20% or so for the past quarter; is that what you're saying?

Neal Kanda—Central Pacific Financial Corp.—CFO

Last year it was 20% and it's difficult to really read a trend rate this year because of what's been going on.

Brett Rabattin—FJN Midwest Research

OK. Fair enough. Just one last question, guys. Neal, can you walk us through a Fed tightening, how much the Fed tightens, how much of your loan portfolio immediately replaces and how much gets reprices in the first year of a Fed move?

Neal Kanda—Central Pacific Financial Corp.—CFO

OK.

Brett Rabattin—FJN Midwest Research

Do you guys want to give me a call after the call? That's fine too.

Neal Kanda—Central Pacific Financial Corp.—CFO

First of all, as long as you don't pass it on to Alan Greenspan, we will be glad to disclose this. We do project—we assume that for the rest of the year there will be three 25 basis point moves and we model our [unintelligible] in that way. We do have $280 million in prime rate daily repriced loans. So hopefully that gives you some color as to the impact there. With regards to the impact on the core deposit side of our balance sheet, with most recent increase, as I mentioned earlier, there was a little immediate impact on certain core deposit products in the local markets and a lot of the—of course, our projections on the margin are very dependent on how aggressive the local markets will be in repricing core deposits. And our assumption right now is that there will be just a gradual increase in those repricings.

Brett Rabattin—FJN Midwest Research

OK. So that's baked into the numbers. OK, great. Thanks, guys.

Operator

Once again, ladies and gentlemen, as a reminder, should you have a question, please press star, one at this time. If there are no further questions, I will now turn the conference back to Mr. Arnoldus.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President and CEO

Thank you very much. We appreciate your interest in calling in today and feel very positive about how the integration effort is proceeding. Both banks, as I mentioned, are certainly working together in a very cooperative form and have a lot of confidence and enthusiasm for what the future holds because we think building a really formidable community bank will fill a needed niche here in Hawaii and that we'll have a lot of success with the model. So look forward to that unfolding. Thank you for your time today.

Operator

Ladies and gentlemen, if you wish to access the replay of this call, you may do so by dialing 1-800-428-6051 or 973-709-2089 with an ID number of 365262, or visit the corporate website at www.centralpacificbank.com. This concludes our conference for today. Thank you all for participating and have a nice day. All parties may now disconnect.